December 22, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim O’Connor

Re:  Sparrow Funds

File Nos. 811-08897; 333-59877

Dear Mr. O’Connor:

On November 1, 2010, the Trust, on behalf of the Sparrow Growth Fund (the “Fund”), a series of the Trust, filed Post-Effective Amendment No. 15 to the Trust’s Registration Statement on Form N-1A.  We received comments from you on December 21, 2010.  Below is a list of the comments and the Trust’s responses to each.

PROSPECTUS

Comment 1 – On the cover of the prospectus, in accordance with the requirements of Form N-1A, please remove the address of the Fund's investment adviser and the reference to the separate prospectus covering the Fund's other class.

Response 1 – The requested change has been made.

Comment 2- Under the heading "Fees and Expenses of the Fund's Class A," please provide the rest of the text called for in Item 3 related to sales charge discounts.

Response 2 – The requested change has been made.

Comment 3 – In the Principal Investment Strategies of the Fund section, in the third paragraph, and in other locations in the prospectus, reference is made to "equity securities" and "fixed income securities".  Please define or provide more detail regarding these securities.

Response 3 – The requested changes have been made.

Comment 4 – In the Principal Investment Strategies of the Fund section, in the third paragraph, reference is made to underlying investment companies.  Please disclose the extent to which the Fund will invest in underlying investment companies.  Please also include information about other investment companies more generally in the "ETF Risk" paragraph in the "Principal Risks of Investing in the Fund" section.

Response 4 –  The Fund will likely have limited investment in other investment companies.  However, since the Fund may invest in money market funds, the Registrant has included information regarding other investment companies in the Fund's  risk disclosures.

Comment 5 – In the "Principal Risks of Investing in the Fund" section of the prospectus, under the heading "Portfolio Turnover Risk" you asked that the Registrant indicate whether the Fund actually had high portfolio turnover and asked that the Registrant to add disclosure regarding the taxable nature of short-term capital gains resulting from high portfolio turnover.  You requested this change be reflected in Item 4 and Item 9 disclosures.

Response 5 – The requested changes have been made.

Comment 6 – In the Performance section of the No-Load Class prospectus, you requested the Registrant delete the footnote under the Average Annual Total Returns chart and instead refer to the contingent deferred sale charge in the paragraph above the chart.

Response 6 – No change has been made pursuant to this comment as the footnote provides information about a the share classes' previous load structure.

Comment 7 – In the Principal Investment Strategies of the Fund section of the prospectus, you requested that the Registrant define small- mid- and large-cap companies in terms of market capitalization or asset size.

Response 7 –  The requested changes have been made.

Comment 8 – In the section of the prospectus entitled Principal Risks of Investing in the Fund, there is disclosure titled “Sector Risk.”  You requested the Registrant change the word "concentration" to "emphasis" or "focus" given the Fund's fundamental policy against concentration.

Response 8 – The requested change has been made.

Comment 9 – On the back cover, please disclose if a Statement of Additional Information is requested, the Registrant will send the Statement of Additional information within three days of the request.

Response 9 –  The requested changes have been made.

Comment 10 – You requested Registrant check the reported performance for the Class A and No-Load Class shares and verify the performance calculations are correct.

Response 10 – The Registrant has checked the performance and the prospectus now correctly shows the Fund's Class A and No-Load Class returns.

STATEMENT OF ADDITIONAL INFORMATION

Comment 11 – In the non-fundamental investment restrictions, you requested Registrant include information in restriction 4 defining what "illiquid securities".

Response 11 – The requested change has been made.

Comment 12 –  In the Statement of Additional Information, under the heading "About the Portfolio Manager," you requested the Registrant include additional information regarding the safeguards in place that manage any potential conflicts of interest.

Response 12 – The requested information is already included in the fourth and fifth paragraphs of the section, accordingly no other changes have been made.

Comment 13 – In the Statement of Additional Information, under the heading "Trustee Qualifications," you requested the Registrant include additional information regarding the specific experience each Trustee brings to the Board.

Response 13 – The requested changes have been made.

The Trust has authorized us to acknowledge, on its behalf, that:

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The Trust is responsible for the adequacy and the accuracy of the disclosure contained in its post-effective amendments;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•

The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact JoAnn M. Strasser at 513-352-6725.

Sincerely,

Thompson Hine LLP